                                                         Filed by Tuboscope Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                Subject Company:  Tuboscope Inc.
                                                     Commission File No. 0-18312


THE FOLLOWING IS A DESCRIPTION OF A SLIDE PRESENTATION THAT IS BEING DISTRIBUTED TO THIRD PARTIES IN CONNECTION WITH THE MERGER OF TUBOSCOPE INC. AND VARCO INTERNATIONAL, INC. PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED MARCH 22, 2000.

Slide 1:




[VARCO LOGO]                                                   [TUBOSCOPE LOGO]

Slide 2:

[VARCO LOGO]                                                   [TUBOSCOPE LOGO]


           Cautionary Statement Regarding Forward-Looking Statements

The following slides contain projections as to the revenue, EBITDA, cash flow and debt to book capital ratio of Tuboscope, Varco and the combined company for the years ending December 31, 2000 and 2001. The projections constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The projections have been prepared by management of Tuboscope and Varco using analyst estimates provided by First Call. The estimates are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth in the following slides. In addition, these projections were not prepared in compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. Neither Tuboscope's nor Varco's independent accountants have examined or applied any agreed upon procedures to the projections. The risks and uncertainties that could cause the actual financial results of Tuboscope or Varco to differ materially from those contained in the projections include, among others, the cyclical nature of the oilfield products and services industry, risks associated with the companies' foreign operations, compliance with environmental laws, risks associated with growth through acquisitions and other factors discussed in each company's Annual Report on Form 10-K for the year ended December 31, 1999.

Slide 3:


[VARCO LOGO]                                                    [TUBOSCOPE LOGO]




          .  THE MERGER

          .  FINANCIALS

          .  COMPANY POSITIONS

Slide 4:


[VARCO LOGO]                                                    [TUBOSCOPE LOGO]




      .  THE MERGER

      .  FINANCIALS

      .  COMPANY POSITIONS

Slide 5:


[VARCO LOGO]                   THE PENDING MERGER               [TUBOSCOPE LOGO]



      .  THE DETAILS

      .  THE BENEFITS

      .  THE VISION

Slide 6:


[VARCO LOGO]                        KEY TERMS                   [TUBOSCOPE LOGO]

 .  Ownership             50% Varco & 50% Tuboscope

 .  Corporate name:       Varco International, Inc. (VRC)

 .  Management Team:      George Boyadjieff (V)    Chairman & CEO
                         John Lauletta (T)        President & COO
                         Mike Sutherlin (V)       Group President,
                                                     Products
                         Joe Winkler (T)          Executive VP & CFO

 .  Board of Directors:   Five members each from Varco and Tuboscope Boards

 .  Expected Closing:     May 2000.

Slide 7:


[VARCO LOGO]                     HISTORY                        [TUBOSCOPE LOGO]


      .  VARCO FOUNDED IN 1908

      .  TUBOSCOPE FOUNDED IN 1937

Slide 8:


[VARCO LOGO]                TECHNOLOGY LEADERSHIP               [TUBOSCOPE LOGO]

       Varco                  Tuboscope

Rotary Handling Tools   #1    Tubular Inspection       #1
Pipe Racking            #1    Tubular Coating          #1
Iron Roughnecks         #1    Solids Control           #1
Drilling Controls       #1    Coiled Tubing Units      #1
Top Drive Systems       #1    Coiled Tubing BOP's      #1
Motion Compensators     #1    Wireline Units           #1
Pipe Deck Equipment     #1    Mill Systems             #1
BOP Controls            #1
Riser Tensioners        #1

Rotary Tables           #2    Pipeline Inspections     #2
BOP's                   #2
Riser                   #2

Slide 9:


[VARCO LOGO]                        R&D                         [TUBOSCOPE LOGO]

1998 R&D SPENDING


[BAR GRAPH. The bottom row of the graph lists the following: SLB, Varco, TBI, BJS BHI, SII, CAM, HLB, Daniel and WFT. The right side lists percentages which increase from the bottom to the top as follows: 0%, 1.00%, 2.00%, 3.00%, 4.00% and 5.00%. The graph shows that SLB is at approximately 5% and Varco just under 5%. TBI, BJS, BHI, SII, CAM and HLB are approximately 2%. Daniel is approximately 1.5% and WFT is approximately 1%. All the companies are represented by a light bar, except for Varco which is represented by a dark bar and TBI is represented by a gray bar.]

Slide 10:


[VARCO LOGO]                PEAK REVENUES - 1998                [TUBOSCOPE LOGO]


[3 PIE CHARTS. The first pie chart represents Tuboscope and includes the following information: Coiled Tubing: 21%, Pipeline: 10%, Tubular Services: 39% and Solids Control: 30%. The second pie chart represents Varco and includes the following information: Rig Equipment: 84%, Instrument: 13% and Solids Control:
3%. The third pie chart represents Tuboscope and Varco combined and includes the following information: Instrument: 7%, Tubular Services: 17%, Solids Control:
15%, Coiled Tubing: 9%, Pipeline: 4% and Rig Equipment: 48%.]

Slide 11:


[VARCO LOGO]              PROFORMA REVENUE - 2000e              [TUBOSCOPE LOGO]



[3 PIE CHARTS. The first pie chart represents Tuboscope and includes the following information: Coiled Tubing: 19%, Pipeline: 8%, Tubular Services: 41% and Solids Control: 32%. The second pie chart represents Varco and includes the following information: Rig Equipment: 78%, Instrument: 17% and Solids Control:
5%. The third pie chart represents Tuboscope and Varco combined and includes the following information: Instrument: 7%, Tubular Services: 23%, Solids Control:
20%, Coiled Tubing: 11%, Pipeline: 5% and Rig Equipment: 34%.]

Slide 12:



[VARCO LOGO]                   THE PENDING MERGER               [TUBOSCOPE LOGO]




      .  THE DETAILS

      .  THE BENEFITS

      .  THE VISION

Slide 13:


[VARCO LOGO]                 THE OBVIOUS SYNERGIES              [TUBOSCOPE LOGO]




      .  SOLIDS CONTROL

      .  COILED TUBING

      .  SERVICE BUSINESS

Slide 14:


[VARCO LOGO]              SOLIDS CONTROL SYNERGIES              [TUBOSCOPE LOGO]



     TECHNOLOGY + GLOBAL PRESENCE


[PICTURE. The picture depicts the continents with light circles representing Tuboscope's presence and dark circles representing Varco's presence in the following countries and/or continents: Canada (TBI), the United States (TBI), Latin America (TBI), Europe & ME (TBI and VRC), the Far East and the North Sea (Varco).]

Slide 15:


[VARCO LOGO]                  SOLIDS CONTROL MARKET             [TUBOSCOPE LOGO]

 .  PEAK MARKET
   $470 MILLION

[PICTURE: Depicts an automated centrifuge]


 .  1999 MARKET
   340 MILLION


[PIE CHART: Indicates the following percentages of the solids control market:
TBI 34%, Others 62%, VRC 4%. The Source for the information provided in the chart is Spears and Associates Inc.]

Slide 16:


[VARCO LOGO]                COILED TUBING SYNERGIES             [TUBOSCOPE LOGO]



[PICTURE: Depicts an oil rig]

 .  A NEW PRODUCT FOR RIGS

 .  UNDERBALANCED DRILLING

 .  DEEPWATER WORKOVER

Slide 17:


[VARCO LOGO]                  COILED TUBING MARKET              [TUBOSCOPE LOGO]




[2 BAR GRAPHS. The bar graph on the left side of the slide shows the number of coiled tubing drilled wells from the years 1991-1998 (Source: World Oil). The numbers along the left hand side of the graph increase in increments of 100 to 700. The graph indicates that in 1991-1994 there were less then 100 coiled tubing drilled wells, in 1994 approximately 120, in 1995 slightly over 300, in 1996 approximately 400, in 1997 approximately 600 and in 1998 just over 600. The graph on the right hand side depicts underbalanced wells from the years 1994-2004 (Source: Hart's E&P). The numbers along the left hand side of the graph increase in increments of 2,000, to 12,000. The graph indicates that in 1994 and 1995 there were approximately 2,000 underbalanced wells, in 1996 there were approximately 3,000, from 1997-1998 the were approximately 4,000, in 1999 there were slightly less then 6,000. The graph predicts that in 2000 there will be more than 6,000 underbalanced wells, in 2001 slightly less than 7,000, in 2002 approximately 8,000, in 2003 approximately 9,000, in 2004 approximately 11,000 and in 2005 approximately 12,000.]

Slide 18:


[VARCO LOGO]                  DEEPWATER WORKOVER                [TUBOSCOPE LOGO]



[PICTURE and BAR GRAPH: The picture on the left depicts an oil rig. The bar graph on the right indicates the number of deepwater discoveries per year for US wells. The numbers on the left side of the graph increase in increments of 0.5 from 0 to 4.5. The graph indicates that in 1990, 1991, 1992 and 1993 US wells had approximately 0.5, 0.7, 0.1 and 0.3, respectively, deepwater discoveries per year. In 1994 that number went up to approximately 1.8, in 1995 it dropped to approximately 0.2, and since then it has increased so that in 1996, 1997, 1998 and 1999 there were approximately 3, 3, 3.3 and 4 discoveries, respectively, per year.]

Slide 19:


[VARCO LOGO]                  PRODUCT SYNERGIES                 [TUBOSCOPE LOGO]



[PICTURE that denotes the continents and Tuboscope's locations throughout the world]

Slide 20:


[VARCO LOGO]                    LAND TOP DRIVES                 [TUBOSCOPE LOGO]



[PICTURE, PIE CHART and BAR GRAPH: The picture on the left hand side is a close up of a land top drive. The pie chart on the upper right indicates the percentage of land top drives as follows : Varco 8%, Tesco 86% and Other 6%. The bar graph on the bottom left indicates the number of top drive rentals per year for 1995-1999. The graph indicates that in 1995 there were slightly under 10, in 1996 there were approximately 25, in 1997 there were slightly over 40, in 1998 there were slightly over 60 and in 1999 there were approximately 45. The information provided in the pie chart and bar graph is based on estimates from Varco.]

Slide 21:


[VARCO LOGO]             ROTATING PREVENTERS                 [TUBOSCOPE LOGO]







[PICTURE and BAR GRAPH: Picture on the left hand side is a close up of a rotating preventer. The graph on the right indicates the number of underbalanced US wells in the years 1994-2005. The numbers on the left side of the graph increase in increments of two thousand up to 12,000. The graph indicates that in 1994 and 1995 there were approximately 2,000 wells, in 1996 there were approximately 3,000, in 1997 and 1998 there were approximately 4,000, and in 1999 there were slightly under 6,000. For the years 2000-2005 the graph predicts a steady increase of approximately 1,000-2,000 a year so that in 2005, the final year represented, the graph shows that the underbalanced wells should be at 12,000. The source for the information provided in the graph is Hart's E&P.]

Slide 22:


[VARCO LOGO]                 OTHER SYNERGIES               [TUBOSCOPE LOGO]



 .  MERGER OF OUTSTANDING ORGANIZATIONS

 .  CREATION OF POWERFUL GROWTH PLATFORM

 .  EXPAND VRC AFTER-MARKET

 .  REDUNDANT COST ELIMINATION

 .  CONSOLIDATED INSTRUMENTATION BUSINESS

Slide 23:



[VARCO LOGO]              VARCO AFTER MARKET                 [TUBOSCOPE LOGO]



 .  GROWING INSTALLED BASE

 .  VARCO HAS ONLY 19 WORLD WIDE
   SERVICE FACILITIES

 .  TUBOSCOPE HAS OVER 140 WORLD
   WIDE SERVICE FACILITIES

[BAR GRAPH: The graph indicates the dollar amounts, in millions of after market sales for the years 1994-1999. The dollar amounts on the left hand side of the graph increase in increments of 10 million up to 70 million. The graph shows that in 1994 after market sales were approximately $20 million, in 1995 slightly over $20 million, in 1996 approximately $35 million, in 1997 approximately $54 million, in 1998 approximately $58 million and in 1999 approximately $45 million.]

Slide 24:


[VARCO LOGO]             THE PENDING MERGER               [TUBOSCOPE LOGO]






          .  THE DETAILS

          .  THE BENEFITS

          .  THE VISION

Slide 25:



[VARCO LOGO]                  THE OPPORTUNITY                [TUBOSCOPE LOGO]







                          WE CAN DRAMATICALLY CHANGE
                          THE WAY THE INDUSTRY DRILLS
                       USING TECHNOLOGY AND THE INTERNET

Slide 26:



[VARCO LOGO]                 OUR VISION                     [TUBOSCOPE LOGO]








      [PICTURE of a truck with the title "e-drilling" in the background.]

Slide 27:


[VARCO LOGO]               OUR BUILDING BLOCKS              [TUBOSCOPE LOGO]



         .  TECHNOLOGY LEADERSHIP

         .  MANUFACTURING EXPERTISE

         .  GLOBAL SERVICE OPERATIONS

         .  PRODUCTS/SERVICE INTEGRATION

         .  DRILLING PROCESS KNOWLEDGE

         .  VISIONARY MANAGEMENT

                                                                  [E-DRILL LOGO]

Slide 28:



[VARCO LOGO]                    OUR CONCEPT                    [TUBOSCOPE LOGO]







[PICTURES. 3 pictures arranged in a circle with "The Internet" in the center of the circle. Two pictures depict equipment and the third a person at a computer. The words "Smart Equipment" and "Smart People" appear between the pictures and arrows point in reciprocal directions between all the pictures.]






                                                                  [E-DRILL LOGO]

Slide 29:


[VARCO LOGO]                    THE BENEFITS                   [TUBOSCOPE LOGO]



              .  SUPERIOR SERVICE AT LOWER COST

              .  REAL-TIME KNOWLEDGE OF OUR CUSTOMERS' NEEDS

              .  BROADER COVERAGE

              .  EXPANDED PRODUCT OPPORTUNITIES

              .  HIGHER RETURNS




                                                                  [E-DRILL LOGO]

Slide 30:


[VARCO LOGO]                  OUR PILOT OPERATION              [TUBOSCOPE LOGO]







[PICTURE. Overlaid against a background picture of the continents are two pictures of the pilot operations, one showing the outside of the facility and one showing the machinery inside the facility.]







[E-DRILL LOGO]

Slide 31:


[VARCO LOGO]                  FUTURE STRUCTURE                  [TUBOSCOPE LOGO]



    [PICTURE. A picture of a globe over which there are oil rigs depicted in Latin America, the United States, Europe, the Middle East and the Far East.]


                                [E-DRILL LOGO]

Slide 32:


[VARCO LOGO]                   NEXT STEPS                       [TUBOSCOPE LOGO]



      .  PRS-8 PIPE HANDLING SYSTEM

      .  NEXT GENERATION VICIS

      .  PARTNERSHIP DEVELOPMENT

      .  INTEGRATION OF VARCO & TUBOSCOPE

      .  OTHER PRODUCTS & SERVICES

      .  FURTHER ACQUISITIONS


                                                                  [E-DRILL LOGO]

Slide 33:


[VARCO LOGO]                                                    [TUBOSCOPE LOGO]


      .  THE MERGER

      .  FINANCIALS

      .  COMPANY POSITIONS

Slide 34:


                               PRO FORMA REVENUE
[VARCO LOGO]                      1995 - 2001                   [TUBOSCOPE LOGO]

[BAR GRAPH. The left hand side of the graph represents the pro forma revenue in $ millions, the amounts increase in increments of $100 million, starting at $0.00 and ending at $800 million. The row along the bottom of the graph represents the years in which the revenue was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there are two bars, with the light bar representing Tuboscope and the dark bar representing Varco. The graph shows that Tuboscope had the following dollar amounts of revenue for the years depicted: approximately $315 million for 1995, approximately $377 million for 1996, approximately $525 million for 1997, approximately $597 million for TTM 6/1998, approximately $568 million for 1998, approximately $452 million for TTM 6/1999, approximately $385 million for 1999, and projects approximately $457 million for 2000 and approximately $535 million for 2001. The graph shows that Varco had the following dollar amounts of revenue for the years depicted: approximately $272 million for 1995, approximately $367 million for 1996, approximately $545 million for 1997, approximately $661 million for TTM 6/1998, approximately $735 for 1998, approximately $702 million for TTM 6/1999, approximately $590 million for 1999, and projects approximately $350 million for 2000 and approximately $442 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma for Drexel and Tuboscope.

Projections based on street estimates as of mid-April 2000. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Slide 35:


                               PRO FORMA REVENUE
[VARCO LOGO]                      1995 - 2001                   [TUBOSCOPE LOGO]

[BAR GRAPH. The left hand side of the graph represents the pro forma revenue in $ millions, the amounts increase in increments of $300 million, starting at $0.00 and ending at $1500 million. The row along the bottom of the graph represents the years in which the revenue was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there is one bar which combines the pro forma revenue of Tuboscope and Varco. The graph shows that dollar amounts of pro forma revenue for both Tuboscope and Varco for the years depicted are as follows: $587.4 million for 1995, $744.0 million for 1996, $1070.1 million for 1997, $1258.5 million for TTM 6/1998, $1302.6 million for 1998, $1153.5 million for TTM 6/1999, $975.2 million for 1999, and projects approximately $807 million for 2000 and approximately $977 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma for Drexel and Tuboscope.

Projections based on street estimates as of mid April 2000. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Slide 36:


                               PRO FORMA EBITDA
[VARCO LOGO]                     1995 - 2001                    [TUBOSCOPE LOGO]

[BAR GRAPH. The left hand side of the graph represents the pro forma EBITDA in $ millions, the amounts increase in increments of $20 million, starting at $0.00 and ending at $160 million. The row along the bottom of the graph represents the years in which the pro forma EBITDA was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there are two bars, with the light bar representing Tuboscope and the dark bar representing Varco. The graph shows that Tuboscope had the following dollar amounts of EBITDA for the years depicted: approximately $61 million for 1995, approximately $78 million for 1996, approximately $126 million for 1997, approximately $142 million for TTM 6/1998, approximately $116 million for 1998, approximately $71 million for TTM 6/1999, approximately $52 million for 1999, and projects approximately $80 million for 2000 and approximately $108 million for 2001. The graph shows that Varco had the following dollar amounts of EBITDA for the years depicted: approximately $37 million for 1995, approximately $54 million for 1996, approximately $97 million for 1997, approximately $122 million for TTM 6/1998, approximately $114 million for 1998, approximately $92 million for TTM 6/1999, approximately $79 million for 1999, and projects approximately $55 million for 2000 and approximately $75 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma for Drexel and Tuboscope.

Projections based on street estimates as of mid-April 2000. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Slide 37:

                               PRO FORMA EBITDA
[VARCO LOGO]                     1995 - 2001                    [TUBOSCOPE LOGO]

[BAR GRAPH. The left hand side of the graph represents the pro forma EBITDA in $ millions, the amounts increase in increments of $50 million starting at $0.00 and ending at $300 million. The row along the bottom of the graph represents the years in which the revenue was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there is one bar which combines the pro forma EBITDA of Tuboscope and Varco. The graph shows that dollar amounts of pro forma EBITDA for both Tuboscope and Varco for the years depicted are as follows: $98.0 million for 1995, $131.9 million for 1996, $222.1 million for 1997, $264.3 million for TTM 6/1998, $230.2 million for 1998, $162.8 million for TTM 6/1999, $131.6 million for 1999, and projects approximately $135 million for 2000 and approximately $182.4 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma for Drexel and Tuboscope.


Projections based on street estimates as of mid-April 2000. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Slide 38:

                               PRO FORMA EBITDA
[VARCO LOGO]                     1995 - 2001                    [TUBOSCOPE LOGO]

[BAR GRAPH. This graph is the same as the graph on the previous slide, Slide Number 37, only it adds a right hand column representing the percentage of EBITDA and a line connects the bars on top. The graph shows an increase in the percentage of EBITDA until TTM 6/1998, a decrease until 1999 and then projects an increase for 2000 and 2001.]

Tuboscope data for 1995 and 1996 is pro forma for Drexel and Tuboscope.

Projections based on street estimates as of mid-April 2000. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Slide 39:

                              Pro Forma Cash Flow
[VARCO LOGO]                    (PAT + DD & A)                  [TUBOSCOPE LOGO]

[BAR GRAPH. The left hand side of the graph represents the pro forma cash flow earnings in $ millions, the amounts increase in increments of $10 million, starting at $0.00 and ending at $100 million. The row along the bottom of the graph represents the years in which the Pro Forma Cash flow was earned and increases in increments of one year or 6 months, starting at 1995 and ending in 2001. For each year there are two bars, with the light bar representing Tuboscope and the dark bar representing Varco. The graph shows that Tuboscope had the following dollar amounts of cash flow for the years depicted: approximately $38 million for 1995, approximately $46 million for 1996, approximately $79 million for 1997, approximately $90 million for TTM 6/1998, approximately $73 million for 1998, approximately $45 million for TTM 6/1999, approximately $32 million for 1999, and projects approximately $50 million for 2000 and approximately $66 million for 2001. The graph shows that Varco had the following dollar amounts of cash flow for the years depicted: approximately $27 million for 1995, approximately $38 million for 1996, approximately $67 million for 1997, approximately $80 million for TTM 6/1998, approximately $82 million for 1998, approximately $72 million for TTM 6/1999, approximately $60 million for 1999, and projects approximately $48 million for 2000 and approximately $59 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma for Drexel and Tuboscope.

Projections based on street estimates of mid-April 2000. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Slide 40:

                              Pro Forma Cash Flow
[VARCO LOGO]                      (PAT + DD&A)                  [TUBOSCOPE LOGO]

[BAR GRAPH. The left hand side of the graph represents the pro forma cash flow in $ millions, the amounts increase in increments of $20 million starting at $0.00 and ending at $200 million. The row along the bottom of the graph represents the years in which the revenue was earned and increases in increments of one year or six months, starting at 1995 and ending in 2001. For each year there is one bar which combines the pro forma cash flow of Tuboscope and Varco. The graph shows that dollar amounts of pro forma cash flow for both Tuboscope and Varco for the years depicted are as follows: $65.2 million for 1995, $84.3 million for 1996, $146 million for 1997, $175.7 million for TTM 6/1998, $155.3 million for 1998, $116.9 million for TTM 6/1999, $92.1 million for 1999, and projects approximately $97.6 million for 2000 and approximately $125.4 million for 2001.]

Tuboscope data for 1995 and 1996 is pro forma for Drexel and Tuboscope.

Projections based on street estimates as of mid-April 2000. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Slide 41:

                             Cumulative Cash Flow
[VARCO LOGO]                     (1995-2001)                    [TUBOSCOPE LOGO]

[LINE GRAPH. The left hand side of the graph represents the cash flow earnings in $ millions, the amounts increase in increments of $50 million starting at $0.00 and ending at $450 million. The row along the bottom of the graph represents the years in which the cash flow was earned and increases in increments of one year, starting at 1995 and ending in 2001. The graph has two lines, one which represents the cumulative cash flow of TBI and the other which represents the cumulative cash flow of VRC. Both lines steadily increase, beginning at approximately $27 million (VRC) and $38 million (TBI) in 1995 and ending at approximately $381 million (VRC) and $385 million (TBI) for 2001.

Tuboscope data for 1995 and 1996 is pro forma for Drexel and Tuboscope.

Projections based on street estimates as of mid-April 2000. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Slide 42:


                                   Pro Forma
[VARCO LOGO]                 Debt to Book Capital              [TUBOSCOPE LOGO]


[BAR GRAPH. The left hand side of the graph represents the debt to book capital balance in $ millions, the amounts increase in increments of $100 million starting at $0.00 and ending at $1000. The row along the bottom of the graph represents the years of the debt to book capital balance and increases in increments of one year, starting at 1997 and ending in 2000. The bottom portion of each bar represents the pro form equity balance for each year, and the top portion represents the pro forma debt. The bars for the four years depict the following: for 1997 an equity balance of $658 million and debt of $231 million; for 1999, an equity balance of $666 million and debt of $183 million; and projected for 2000, an equity balance of $699 million and debt of $100 million. A line which represents the percentage of debt to book capital links the four bars and shows a decrease of percentage of debt to book capital from 1997 to 2000.]



Projections based on street estimates as of mid-April 2000. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Slide 43:


                             PRO FORMA EPS AND CASH
[VARCO LOGO]                 FLOW PER SHARE IMPACT              [TUBOSCOPE LOGO]

 -------------------------------------------------------------------------------------------
                                           2000                             2001
-------------------------------------------------------------------------------------------
                                    EPS             CFPS             EPS           CFPS
-------------------------------------------------------------------------------------------
Tuboscope                           $0.36           $1.11            $0.72         $1.4
-------------------------------------------------------------------------------------------
Transaction Impact                   0.09           (0.03)            0.04        (0.07)
-------------------------------------------------------------------------------------------
Synergy Estimates                    0.07            0.07             0.11          0.1
-------------------------------------------------------------------------------------------
Pro Forma                           $0.52          $1.15            $0.87         $1.4
-------------------------------------------------------------------------------------------
 Accretion                          $0.16          $0.04            $0.15        $0.00

Projections based on current street estimates. These estimates are subject to significant risks and economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Please review the preceding slide entitled "Cautionary Statements Regarding Forward-Looking Statements."

Cash Flow Per Share (CFPS) = PAT + DD+A

Management of Tuboscope and Varco estimate that synergies will result in pre-tax savings of $10.0 million in 2000 and $15.0 million in 2001. These estimates are subject to considerable uncertainties and contingencies, which may result in such estimates being materially inaccurate.

Slide 44:


[VARCO LOGO]                  Q1 2000 RESULTS                   [TUBOSCOPE LOGO]

Tuboscope

               Revenue        EBITDA        %
Q1 2000          $108.7          $19.0     17.4%
Q4 1999           101.6          $15.0     14.8%
Change/Leverage    $7.1          $ 3.9     55.3%


                                     Varco

                               Revenue        EBITDA      %
                Q1 2000          $96.3          $14.0      14.5%
                Q4 1999          144.3          $16.8      11.6%
                Change/Leverage $(48.0)        $(2.8)     (5.8)%


Slide 45:


[VARCO LOGO]                       SUMMARY                      [TUBOSCOPE LOGO]



      .  ESTABLISH A MAJOR MIDCAP

      .  SUPERIOR GROWTH THROUGH COMBINED STRENGTH

      .  UTILIZE SERVICE INFRASTRUCTURE

      .  LARGER, MORE DIVERSIFIED PLATFORM FOR GROWTH

      .  TECHNOLOGY INTEGRATION & ENHANCEMENT

      .  FULL CYCLE OPPORTUNITY


                           [SHAREHOLDER VALUE LOGO]

Slide 46:

[VARCO LOGO]                                                    [TUBOSCOPE LOGO]


           Cautionary Statement Regarding Forward-Looking Statements

The following slides contain projections as to the revenue, EBITDA, cash flow and debt to book capital ratio of Tuboscope, Varco and the combined company for the years ending December 31, 2000 and 2001. The projections constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The projections have been prepared by management of Tuboscope and Varco using analyst estimates provided by First Call. The estimates are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond either Tuboscope's or Varco's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth in the following slides. In addition, these projections were not prepared in compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. Neither Tuboscope's nor Varco's independent accountants have examined or applied any agreed upon procedures to the projections. The risks and uncertainties that could cause the actual financial results of Tuboscope or Varco to differ materially from those contained in the projections include, among others, the cyclical nature of the oilfield products and services industry, risks associated with the companies' foreign operations, compliance with environmental laws, risks associated with growth through acquisitions and other factors discussed in each company's Annual Report on Form 10-K for the year ended December 31, 1999.

Slide 47:


[VARCO LOGO]                                                    [TUBOSCOPE LOGO]





                               [TUBOSCOPE LOGO]

Slide 48:


                                   TUBOSCOPE
[VARCO LOGO]                       FUNDAMENTALS                 [TUBOSCOPE LOGO]



      .  MARKET LEADER

      .  TECHNOLOGY LEADER

      .  GLOBAL INFRASTRUCTURE

      .  DIVERSE PRODUCTS AND SERVICES

      .  CUSTOMER FOCUS

      .  STRONG CASH FLOW

      .  POSITIONED FOR RECOVERY

Slide 49:



[VARCO LOGO]                   MARKET POSITIONS                 [TUBOSCOPE LOGO]


      TUBULAR INSPECTION    #1

      TUBULAR COATING       #1

      SOLIDS CONTROL        #1

      COILED TUBING UNITS   #1

      CT PRESSURE CONTROL   #1

      WIRELINE UNITS        #1

      MILL SYSTEMS          #1

      PIPELINE INSPECTION   #2

Slide 50:


                                  GEOGRAPHIC
[VARCO LOGO]                      DIVERSITY                     [TUBOSCOPE LOGO]



 [PICTURE of the continents indicating Tuboscope's percentage of revenues from U.S. (36%), Latin America (17%), Canada (11%), Europe and the Middle East (26%) and the Far East (10%).]

Slide 51:

                                   WORLDWIDE
[VARCO LOGO]                     INFRASTRUCTURE                 [TUBOSCOPE LOGO]






               [PICTURE of the continents indicating Tuboscope's operations in 183 locations and in 49 countries]

Slide 52:


[VARCO LOGO]                     PRODUCT LINES                  [TUBOSCOPE LOGO]







[PIE CHART illustrating Tuboscope's revenue percentages from its different product lines: Tubular Services (42%), Solids Control (30%), CT/Wireline (19%) and Pipeline and Other (9%)]

Slide 53:


[VARCO LOGO]                     SOLIDS CONTROL                 [TUBOSCOPE LOGO]





                     [PICTURE of solids control machinery]

Slide 54:


[VARCO LOGO]                     SOLIDS CONTROL                 [TUBOSCOPE LOGO]



     .  SOLIDS CONTROL SERVICE PROVIDER AND EQUIPMENT MANUFACTURER

     .  SERVICES INCLUDE FLOWLINE TO DISPOSAL

           .  VACUUM TRANSFER SYSTEMS

           .  CUTTINGS REINJECTION

           .  THERMAL DESORPTION

     .  TECHNOLOGY AND MARKET LEADER

Slide 55:


[VARCO LOGO]                  FLOWLINE TO DISPOSAL              [TUBOSCOPE LOGO]






[FLOW CHART. The flow chart illustrates the flowline to disposal, including the following: Flow Lines, Mud Tanks, Cuttings Reinjection, Solids, Land Treatment, Transportation, Thermal Desorption, Recycle, Water, Solids, Land Treatment and Cuttings Injection.]

Slide 56:



                                  COILED TUBING
[VARCO LOGO]                   & WIRELINE EQUIPMENT             [TUBOSCOPE LOGO]






             [3 PICTURES of coiled tubing and wireline equipment]

Slide 57:


                                 COILED TUBING &
[VARCO LOGO]                    WIRELINE EQUIPMENT              [TUBOSCOPE LOGO]


     .  LARGEST INDEPENDENT PROVIDER OF COILED TUBING & WIRELINE UNITS

     .  EXPANDED PRODUCT OFFERING THROUGH ACQUISITIONS AND INTERNAL GROWTH

           .  CEMENTING UNITS

           .  WIRELINE UNITS

           .  PERFORATING GUNS

     .  PIONEERED CT DRILLING TECHNOLOGY

     .  TECHNOLOGY AND WORLD MARKET LEADER

Slide 58:


[VARCO LOGO]                     TUBULAR SERVICES               [TUBOSCOPE LOGO]






                   [2 PICTURES relating to tubular services]

Slide 59:


[VARCO LOGO]                    TUBULAR SERVICES                [TUBOSCOPE LOGO]


     .  INSPECTION FRANCHISE

     .  INTERNAL COATING

     .  INTERACTIVE INVENTORY MANAGEMENT

     .  TECHNOLOGY FOCUS

           .  TRUSCOPE IS NEW STANDARD FOR INSPECTION

           .  INTRODUCTION OF WELLCHEK II

     .  TECHNOLOGY AND WORLD MARKET LEADER

Slide 60:


[VARCO LOGO]                   PIPELINE SERVICES                [TUBOSCOPE LOGO]







                  [2 PICTURES relating to pipeline services]





                                        [TUBOSCOPE VETCO PIPELINE SERVICES LOGO]

Slide 61:

[VARCO LOGO]          PIPELINE SERVICES           [TUBOSCOPE LOGO]

          .  FOUNDED PIPELINE INSPECTION INDUSTRY

          .  MARKET DRIVERS

             .  SAFETY AWARENESS

             .  ENVIRONMENTAL CONCERNS

             .  NEW PIPELINE CONSTRUCTION

          .  EXPANDED RANGE OF PRODUCTS AND SERVICES

             .  GPS MAPPING

             .  DATA MANAGEMENT SOFTWARE

             .  DEFORMATION TOOL DETECTS MECHANICAL DAMAGE

          .  NORTH AMERICAN MARKET LEADER

Slide 62:


    [VARCO LOGO]                                      [TUBOSCOPE LOGO]







                                [VARCO LOGO]

Slide 63:



[VARCO LOGO]            MARKET POSITION            [TUBOSCOPE LOGO]



No. 1 in Market                                  No. 2 in Market
     Rotary Handling Tools - 98%                        Rotary Tables - 37%
     Pipe Racking - 76%                                 BOP's - 33%
     Iron Roughnecks - 71%                              Riser - 25%
     Drilling Controls - 65%
     Top Drive Systems - 63%
     Motion Compensators - 45%
     Pipe Deck Equipment - 41%
     BOP Controls - 40%
     Risers Tensioners - 38%

Slide 64:


[VARCO LOGO]            VARCO PRODUCT LINES            [TUBOSCOPE LOGO]






[PIE CHART showing the following percentages: Instrument & Controls: 12%, Oil Tools 11%, Pipe Handling 34%, Solids Control 3% and Pressure Control 40%.]

Slide 65:


[VARCO LOGO]               COMPUTER CONTROLS              [TUBOSCOPE LOGO]





[2 PICTURES. The pictures depict the new way computer controls operate on the H & P Ursa Platform Rig.]

Slide 66:



[VARCO LOGO]            AUTOMATED PIPE HANDLING             [TUBOSCOPE LOGO]






[PICTURE. The picture depicts automated pipe handling on the Transocean Discoverer Enterprise.]

Slide 67:


[VARCO LOGO]                   OIL TOOLS               [TUBOSCOPE LOGO]

                                                       [VARCO BJ LOGO]




[2 PICTURES: One picture depicts the old way oil tools were operated and the second picturedepicts the new way oil tools are operated]

Slide 68:


[VARCO LOGO]              PRESSURE CONTROL            [TUBOSCOPE LOGO]

                                                      [SHAFFER LOGO]





        [PICTURE:  The picture depicts the pressure control system. ]

Slide 69:


[VARCO LOGO]                SOLIDS CONTROL               [TUBOSCOPE LOGO]

                                                         [RIGTECH LOGO]



              AUTOMATED CENTRIFUGE


 [PICTURE:  The picture depicts an automated centrifuge with the Rigtech logo.]

Slide 70:



[VARCO LOGO]                   R&D RESULTS                 [TUBOSCOPE LOGO]





[2 PIE CHARTS: The pie chart for 1999 revenues lists the following percentages of revenues: 58% from existing products and 42% from products introduced in the latest 3 years; whereas the pie chart for 1998 revenues lists the following percentages of revenues: 75% from existing products and 25% from products introduced in the latest 3 years.]

Slide 71:


                              SALES POTENTIAL
[VARCO LOGO]               PER NEW DRILLING RIG          [TUBOSCOPE LOGO]




[2 BAR GRAPHS. The bar graph on the left hand side shows the Harsh Environment Jackup sales potential whereas the bar graph on the right shows the sales potential for the Deep Water Floater. For both of these graphs the numbers on the left hand side represent the sales by dollar amount and increase in increments of $10 million, beginning at 0 and ending at $60 million. The numbers on bottom row of these graphs represent the years and increase in five (or four) year increments, beginning at 1980 and ending at 1999. The Harsh Environment graph shows $1.2 million dollars in sales in 1980, in $2.7 million in 1985, $5.0 million in 1990, $17.7 million in 1995 and $20.8 million in 1999. The Deep Water Floater graph shows $1.2 million of sales in 1980, $2.7 million in 1985, $5.0 million in 1990, $30 million in 1995 and $54.2 in 1999.]

Slide 72:


[VARCO LOGO]               VARCO ORDER RECEIPTS           [TUBOSCOPE LOGO]




[BAR GRAPH. The right hand side of the graph represents the millions of dollars in quarterly order receipts and increases in increments of $50 million, beginning at $0 and ending at $200 million. The bottom row of the graph represents the quarters for 1998 and 1999. Numbers at the top of each bar indicate the quarterly order receipts for that quarter. The graph shows that the first quarter 1998 had $194 million in order receipts, the second quarter of 1998 $147 million, the third quarter of 1998 $116 million, and the fourth quarter of 1998 $72 million. The graph shows that the first quarter of 1999 had $63 million in order receipts, the second quarter of 1999 $82 million, and the third quarter of 1999 $89 million and the fourth quarter of 1999 $98 million. The bars for each quarter differentiate between orders and canceled orders, with the actual orders represented in dark print and the canceled orders represented in light print. Cancellations were significant in Q2, Q3 and Q4 of 1998. The numbers at the top of the graph include canceled orders.]

The foregoing communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are those that do not state historical facts and are inherently subject to risks and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among others, the cyclical nature of the oilfield services industry, risks associated with the company's significant foreign operations, compliance with environmental laws, risks associated with growth through acquisitions and other factors discussed in each company's Annual Report on Form 10-K.

Investors and security holders of both Tuboscope Inc. and Varco International, Inc. are urged to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the foregoing information, because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission (the "Commission") by Tuboscope and Varco on April 25, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Tuboscope and Varco with the Commission at the Commission's Web site at www.sec.gov. The joint prospectus/prospectus
                                -----------
and these other documents may also be obtained free of charge from Tuboscope by directing a request to Tuboscope Inc., 2835 Holmes Road, Houston, Texas 77051,
Attention: James F. Maroney, III, Vice President, Secretary and General Counsel, telephone: (713) 799-5100; or from Varco International, Inc., 743 North Eckhoff Street, Orange, CA 92868, Attention: Donald L. Stichler, Vice-President, Controller-Treasurer and Secretary, telephone: (714) 978-1900; e-mail: investor-relations@varco.com.
         ----------------------------

Tuboscope and its officers and directors may be deemed to be participants in the solicitation of proxies from Tuboscope's stockholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Tuboscope's Schedule 13D relating to its beneficial ownership of Varco common stock filed with the Commission on April 3, 2000.
This document is available free of charge at the Commission's Web site at www.sec.gov and from the Tuboscope contact referred to above.
-----------

Varco and its officers and directors may be deemed to be participants in the solicitation of proxies from Varco's shareholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Varco's Schedule 13D relating to its beneficial ownership of Tuboscope common stock filed with the Commission on April 3, 2000. This document is available free of charge at the Commission's Web site at www.sec.gov and from the Varco contact referred to above.
-----------